IMAGING3, INC.

10866 WILSHIRE BOULEVARD, SUITE 225

LOS ANGELES, CA 90024

January 17, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Imaging3, Inc.
Registration Statement on Form S-1 Filed July 25, 2019
File No. 333-232828

Dear Ms. Majmudar:

By letter dated August 21, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Imaging3, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on July 25, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-1 filed July 25, 2019

General

1.	Please clarify whether the 73,130,731 shares of common stock being registered for resale relate only to the convertible promissory note in the principal amount of $600,000 issued to Auctus on May 31, 2019, or include shares of common stock underlying additional tranches to be funded by Auctus pursuant to the Securities Purchase Agreement. In this regard, we note your prospectus cover page references a “certain Convertible Promissory Note,” but your filing and registration fee table contain various references to “Notes” and your disclosure on page 31 states that your offering includes shares of common stock “committed to be purchased under the Securities Purchase Agreement.” To the extent you are registering shares underlying promissory notes not yet issued, please provide us your legal analysis explaining why you are able to register the resale of shares underlying such promissory notes given that you have not yet issued them. Refer to Securities Act Sections Compliance & Disclosure Interpretation 134.01 for guidance.

RESPONSE:

With the filing of Amendment No. 1, we are registering 68,381,913 shares underlying all four convertible promissory notes (collectively, the “Notes”) that we ultimately expect to issue to Auctus Fund, LLC (“Auctus”). Two of the Notes, in the total principal amount of $2,000,000, have already been issued to Auctus. Our view is that we are able to register the shares of common stock underlying the other two Notes, in the total principal amount of $2,000,000 that have not yet been issued, because Auctus is irrevocably bound to purchase these two Notes subject only to conditions outside the control of Auctus.

For the third Note, these conditions are: Event of Default (as defined in the Notes) has not occurred under the Notes or any convertible promissory note issued by the Company to Auctus; (ii) the Registration Statement is declared effective by the Commission; (iii) the Registration Statement contains all of the material information required by Form S-1; (iv) the lowest closing price for the Company’s Common Stock during the ten (10) trading day period prior to the effective date of the Registration Statement (the “Effective Date”) is greater than $0.04 and (v) the Average Daily Trading Value (as defined in the SPA) for the Common Stock during the twenty (20) trading day period prior to the Effective Date of the Registration Statement is greater than $15,000.00.

For the fourth Note, these conditions are: Event of Default (as defined in the Notes) has not occurred under the Notes or any convertible promissory note issued by the Company to Auctus; (ii) the Registration Statement is declared effective by the Commission; (iii) the Registration Statement contains all of the material information required by Form S-1; (iv) the lowest closing price for the Company’s Common Stock during the ten (10) trading day period prior to the date which is ninety (90) calendar days after the Effective Date is greater than $0.04 and (v) the Average Daily Trading Value (as defined in the SPA) for the Common Stock during the twenty (20) trading day period prior to the prior to the date which is ninety (90) calendar days after the Effective Date is greater than $15,000.00.

2.	Please revise your filing to clarify your current business operations, including the products you currently manufacture and/or sell, as opposed to business activities planned for the future but not yet in effect. With respect to planned business activities, please discuss in more detail your plan of operation for the next twelve months, indicating the timing, material costs and source of funds for such plans. For example, please describe the current status of the Coachillin project plan and expected timeline for its development, including any related costs to you. To the extent you are not engaged in a particular line of business, please eliminate any potentially unclear inferences to such business and operations. In this regard, we note you include disclosure regarding your medical device company.

RESPONSE:	In response to the Staff’s comment, we have clarified in Amendment No. 1 our current business operations along with the costs of future plans. In addition, Amendment No. 1 we have eliminated all disclosure regarding medical device activities.

3.	Please revise to clarify why you believe the products you manufacture and distribute are not subject to the Controlled Substances Act of 1970. For example, if the products you manufacture and distribute all contain less than 0.3% THC content, please so state. In this regard, we note you manufacture THC honey oil, THC distillate, marijuana cigarettes and edibles, among others, and distribute cannabis flowers and trim.

RESPONSE:	In response to the Staff’s comment, we have clarified why we believe the products we manufacture and distribute are not subject to the Controlled Substances Act of 1970.

4.	Please explain your relationship with Kali Kanna Distribution, Kali Kanna Farms and High Voltage Distribution. In this regard, we note Exhibit 10.8 indicates that you are doing business as Kali Kanna Distribution, Kali Kanna Farm and High Voltage Distribution.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 clarifies that Grapefruit does business as Coachella Valley Oil Factory and Sugar Stoned while it has registered to do business as but does not currently use Kali Kanna Farms & Extracts, Kali Kanna Farms, and Kali Kanna Extracts. Grapefruit does not do business as High Voltage Distribution.

Industry Overview, page 5

5.	Please provide support for the industry statistics included throughout your prospectus.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 provides citations for the industry statistics included throughout our prospectus

Marketing and Sales, page 8

6.	We note you state that you maintain an online platform for customers to purchase your products. Please disclose the website for and products currently offered on the platform. In addition, please disclose how you ensure that the distribution of your products is limited to the state of California. In this regard, we note your disclosure on page 4 that the Company is focused on manufacturing and distributing legal cannabis products in California.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 discloses the following: “The Company will use www.leaflink.com and www.weedmaps.com. These online platforms limit the geographical area for sales to the State of California to comply with the State’s prohibition from interstate sales of cannabis and cannabis products. The Company expects to use these online platforms in the third quarter of 2020 when it rolls out its retail products.”

Government Approvals and Regulations, page 9

7.	Please expand your disclosure to discuss any requirement for FDA approval of your products and the status of your products in such approval process. We note that the FDA website indicates that the Federal Food, Drug, and Cosmetic Act defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease, and, by way of example, explains that claims a product will ease pain are drug claims. We further note you issued a press release on August 5, 2019 stating that your vaporization cartridge line “includes a formulated CBD heavy 3:1 vaporization cartridge for customers that need pain relief.”.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 clarifies that “we have not, and do not intend to file an IND with the FDA, concerning any of our products that may contain cannabis, industrial hemp or CBD derived from industrial hemp.” In addition, Amendment No. 1 discloses that “We do not believe our current products are subject to the FDCA as our products are not intended to cure, mitigate, treat, or prevent disease.”

8.	We note you disclose you intend on building out your real property into a distribution, manufacturing and high-tech cultivation facility to further your goal of becoming a seed to sale, fully vertically integrated cannabis and CBD product company, with a multi-tiered canopy and adjoining tissue culture room. Please discuss the potential impact of federal and state laws related to your proposed cultivation of cannabis and CBD product.

RESPONSE:	We believe our current disclosure addresses the federal and state laws related to our proposed cultivation of cannabis and CBD product with its discussion, for example, of the Rohrabacher-Blumenauer Amendment (a federal law) in the Risk Factors section and the discussion in the Business section of California laws. Specifically, our California distribution license and the California state requirement that requires a cannabis business to provide 24 hour-per-day on-site armed security for their facility.

Risk Factors

Our business is dependent on laws pertaining to the cannabis industry, page 18

9.	Please update your disclosure regarding the Cole Memorandum to reflect the latest guidance issued by the Department of Justice to federal prosecutors on January 4, 2018 regarding marijuana enforcement.

RESPONSE:	In response to the Staff’s comment, we have updated our disclosure to address the Cole Memorandum and reflect the latest guidance issued by the Department of Justice to federal prosecutors on January 4, 2018 regarding marijuana enforcement.

Selling Security Holder, page 31

10.	Revise your disclosure to explain how you determined the number of common shares to be registered underlying the convertible promissory notes referred to in your filing.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 explains how we determined the number of shares of common stock to be registered underlying the Notes.

11.	Please expand your description of the May 2019 Offering to discuss the right of first refusal granted to Auctus in the Securities Purchase Agreement.

RESPONSE:	In response to the Staff’s comment, we have expanded our description of the May 2019 Offering to discuss the right of first refusal granted to Auctus in the Securities Purchase Agreement. This right of first refusal is referred to in Amendment No. 1 as the Company being required to deliver to Auctus, at least seventy two (72) business hours prior to the closing of a Future Offering, written notice describing the proposed Future Offering and providing Auctus an option during the seventy two (72) business hour period following delivery of such notice to purchase the securities being offered in the Future Offering on the same terms as contemplated by such Future Offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 39

12.	We note that you were in default under the terms of convertible promissory notes issued in 2015 and 2016 along with a promissory note issued in 2018. Describe the steps you are taking to address these defaults and explain the reasonably likely impact on your financial condition and operating performance. See section IV.C. of SEC Release No. 33-8350 for additional guidance

RESPONSE:	The disclosure regarding these defaults was with regard to the Company’s public entity predecessor and is no longer part of the financial statements of the Company. The sole discussion in the financial statements of a default on notes is with regard to notes held by the Yourist brothers and their law firm. The officers and directors do not plan on enforcing these defaults.

Directors, Executive Officers and Key Employees, page 51

13.	Please revise the biographical sketches for your executive officers and director to disclose each person’s principal occupation and employment during the most recent five years, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment were carried on. In this regard, we note that the dates for Mr. Bradley Yourist’s employment with his own law firm and Grapefruit Boulevard Investments, Inc., and the date for Mr. Daniel Yourist’s employment with Grapefruit and his experience prior to joining Grapefruit, are not disclosed. Refer to Item 401(e) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, Amendment No. 1 has a revised biography for each of Bradley Yourist and Daniel Yourist.

Security Ownership of Certain Beneficial Owners and Management, page 57

14.	We note that your two executive officers, Messrs. Bradley Yourist and David Yourist, own 56.5% of your outstanding common stock. Please include a risk factor discussing management’s control of the company and any related conflicts of interest.

RESPONSE:	In response to the Staff’s comment, we revised our disclosure to include a risk factor discussing management’s control of the company and any related conflicts of interest.

Financial Statements, page F-1

15.	Revise your registration statement to provide predecessor financial statements for Grapefruit Boulevard Investments, Inc. along with pro forma financial information giving effect to the reverse acquisition. In addition, revise management’s discussion and analysis to discuss the predecessor’s historical operating results for each period presented.

RESPONSE:	In response to the Staff’s comment, we revised our registration statement to provide predecessor financial statements for Grapefruit Boulevard Investments, Inc. along with pro forma financial information giving effect to the reverse acquisition. We have also revised management’s discussion and analysis to discuss the predecessor’s historical operating results for each period presented.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Bradley Yourist

Chief Executive Officer

Imaging3, Inc.

10866 Wilshire Boulevard, Suite 225

Los Angeles, CA 90024